UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)*

Kingstone Companies, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

496719105
(CUSIP Number)

Barry Goldstein
1158 Broadway
Hewlett, New York 11557
(516) 374-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2010
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13D

CUSIP No.                      496719105

1.         Name of Reporting Person

    Barry Goldstein

2.         Check the appropriate box if a member of a group                                 (a) [   ]

                            (b) [    ]
3.         SEC Use Only

4.         Source of Funds
    N/A

5.         Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[   ]

6.         Citizenship or Place of Organization
    United States

Number of Shares               7.           Sole Voting Power
Beneficially Owned                            880,756

By Each Reporting
Person With                         8.           Shared Voting Power
-

9.           Sole Dispositive Power
880,756

10.         Shared Dispositive Power
-

11.           Aggregate Amount Beneficially Owned by Reporting Person
880,756

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [   ]

13.           Percent of Class Represented by Amount in Row (11)
27.7%

14.           Type of Reporting Person
IN

ITEM 1.                  SECURITY AND ISSUER.

This statement amends and supplements the Schedule 13D dated May 24, 2002, as previously amended by Amendment No. 1, dated May 28, 2002, Amendment No. 2, dated February 5, 2003, Amendment No. 3, dated February 2, 2004, Amendment No. 4, dated December 20, 2004, Amendment No. 5, dated February 2, 2005, Amendment No. 6, dated October 18, 2007, Amendment No. 7, dated September 17, 2008 and Amendment No. 8, dated August 17, 2009, relating to shares of Common Stock, par value $.01 per share (the “Common Stock”), of Kingstone Companies, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 1154 Broadway, Hewlett, New York 11557.

ITEM 2.                  IDENTITY AND BACKGROUND.

(a)           Name of Reporting Person:

Barry Goldstein

(b)           Residence or business address:

1154 Broadway
Hewlett, New York 11557

(c)           The Reporting Person is employed as the Chief Executive Officer,  President, Chairman of the Board and Treasurer of the Company.

(d)           The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.                 PURPOSE OF TRANSACTION.

In connection with an amendment and extension to the Reporting Person’s employment agreement with the Company, the Company issued to the Reporting Person 50,000 shares of Common Stock of the Company and granted to the Reporting Person a five year option for the purchase of 188,865 shares of Common Stock of the Company at an exercise price of $2.50 per share, exercisable to the extent of 47,216 shares effective as of March 24, 2010, 2011 and 2012 and 47,217 shares effective as of March 24, 2013.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, the Reporting Person is the beneficial owner of 880,756 shares of Common Stock of the Company (or approximately 27.7% of the outstanding Common Stock of the Company).1  Of such number, 144,716 shares of Common Stock are issuable upon the exercise of options that are exercisable currently and 11,900 shares are held by a retirement trust for the benefit of the Reporting Person.

(b)  The Reporting Person has sole voting and dispositive power over the shares.

(c)  During the past 60 days, except as reported in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Company.

ITEM 6.                 CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS.

(1)	Stock Option Agreement, dated as of March 24, 2010, between the Reporting Person and the Company.2

1 The number of shares beneficially owned by the Reporting Person does not include (1) 49,600 shares of Common Stock owned by AIA Acquisition Corp. (“AIA”), of which members of the Reporting Person’s family are principal shareholders, or (2) 390,000 shares of Common Stock issuable upon the conversion of shares of Preferred Stock of the Company held by AIA that are currently convertible.  The Reporting Person disclaims beneficial ownership of the shares held by AIA.

2 Incorporated by reference to Form 8-K filed by the Company for an event dated March 24, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: March 26, 2010	/s/ Barry Goldstein
Barry Goldstein